Mail Stop 3720

January 22, 2007

Ralph E. Hardy, Esq.
Executive Vice President and General Counsel
National CineMedia, Inc.
9110 E. Nichols Ave., Suite 200
Centennial, Colorado 80112-3405

> **Re:** **National CineMedia, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed January 11, 2007**
> **File No. 333-137976**

Dear Mr. Hardy:

We have reviewed your amended filing and have the following comments. Please amend the registration statement in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Prospectus Cover Page

1. You list 13 underwriters on your prospectus cover page. Please disclose only the lead or managing underwriters on the cover page, as required by Item 501(b)(8)(i) of Regulation S-K.

Prospectus Summary

2. In your list on page six of the ways in which the founding members will benefit from the reorganization and offering, please revise the bulleted point that discusses the periodic cash payments relating to any cash tax savings so that you also mention the dollar amount and time period stated in the risk factor on page 27.

Dilution, page 33

3.   Please tell us how you determined that the deferred tax assets should be considered tangible assets using the guidance in Rule 506 of Regulation S-K.

Summary Historical and Pro Forma Financial And Operating Data, pages 11-14 and Unaudited Pro Forma Financial Information, pages 35-44

4.   Refer to page 27. Please disclose the financial statement impact of your plan to grant options to employees and non-employee directors.

5.   Refer to Note 8 on page 44. We note that you state that at the time that a circumstance arises under which founding members become entitled to approve specific actions of NCM LLC, your consolidation policy would be re-evaluated at that time. Please tell us the basis for this conclusion, specifically, why the rights of the founding members would not preclude consolidation due to the existence of the approval rights.

6.   Refer to note 8 on page 44. We note that you have determined that NCM, Inc. controls the operations of NCM LLC subsequent to the recapitalization and that you are therefore consolidating NCM LLC into the financial statements of NCM Inc. in future periods. In light of this change in control of the NCM LLC operations and addressing the relevant accounting literature, tell us in detail how you determined that you should not record an intangible asset at fair value in your financial statements as a result of the modification of the exhibition agreements.

7.   Refer to note 9 on page 44. Tell us in detail of the methodology followed to calculate the discounted value of the liability.

8.   Refer to the pro forma Balance Sheet on page 42. It appears that it is not appropriate to use the line item "minority interest" to describe the distribution to Founding Members. Please revise or advise.

9.   It appears that you should revise the pro forma statements of operations presentation to follow the guidance in Rule 5-03(b)(12) of Regulation S-X, that is, the minority interest should be presented net of tax after income (loss) before income taxes. Please revise or advise.

10.   Please expand the disclosure on page 36 to detail the terms of the preferred membership units and the reasons for structuring the recapitalization transaction to include the preferred membership units.

* * * * *

Please amend your registration statement in response to these comments. Please provide us with marked copies of the amendment to expedite our review. Please furnish a response letter with your amendment that keys your responses to our comments and provides any requested information. Please submit the response letter on EDGAR as correspondence. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349, or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835, if you have questions regarding comments on the financial statements and related matters. Please contact William Bennett, Staff Attorney, at (202) 551-3389, or Cheryl Grant, Senior Staff Attorney, at (202) 551-3359 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: *Via fax: (303) 866-0200*
        W. Dean Salter, Esq.
        Holme, Roberts & Owen, LLP